UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q	[ ]	Form 10-D	[ ]	Form N-CEN
	[ X ]	Form N-CSR

For Period Ended: June 30, 2022
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:\

PART I — REGISTRANT INFORMATION

Cullen Funds Trust
Full Name of Registrant

Former Name if Applicable

645 Fifth Avenue
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant is unable to complete and file its Form N-CSR for the year ended June 30, 2022 within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time to evaluate the financial statement impact and related control implications related to two fraudulent redemptions. The email account of a senior officer of the Adviser and the Trust and an affiliated shareholder of the Cullen Value Fund was compromised through a phishing attack. On June 8 and 10, 2022, fraudulent redemptions totaling $1.2 million were processed by the Funds’ transfer agent from the affiliated shareholder’s account in the Cullen Value Fund, which is held jointly with another related party shareholder. On August 22, 2022, $340,043 of the misappropriated funds were reclaimed from a recipient bank and returned to the affiliated shareholders’ account. The Trust has entered into an agreement with the affiliated shareholders that releases the Trust and the Cullen Value Fund from any liability relating to any unrecovered portion of the original $1.2 million misappropriated amount. As a result, the Registrant was unable to transmit the Funds’ annual reports to shareholders for the fiscal year ended June 30, 2022 within the timeframe prescribed by Rule 30e-1(c) of the 1940 Act. The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date and will transmit the Funds’ annual reports to shareholders upon completion of such reports included in the Funds’ Form N-CSR.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carla Teodoro	212	839-5969
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cullen Funds Trust

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 8, 2022	By	/s/ Jeff Battaglia
Jeff Battaglia Treasurer